Sondors Electric Car Company



ANNUAL REPORT

23823 Malibu Road, Suite 50 #129
Malibu, CA. 90265
(310) 991-5986; www.sondorselectriccar.com

This Annual Report is dated April 18, 2017.

BUSINESS

Overview

Sondors Electric Car Company was formed as a Delaware corporation on August 15, 2016. We are currently designing Model SONDORS, a two-door, three-adult passenger vehicle that offers zero tailpipe emissions.

We believe there is a significant unmet need for an affordable mass market electric vehicle, and we intend to fill that gap with the Model SONDORS at a base price of $10,000. Our intention is to offer a pre-sales program online and deliver purchased vehicles directly to the customer's door.

Our Vehicle

In an effort to create a striking exterior design to distinguish our vehicle in an ever clouded marketplace, we have teamed up with American and Italian automotive engineers and designers to bring our vision to life. The interior is designed to feel large and open, seating three adult sized passengers.

Configured in a three-wheeled reverse trike format, the Model SONDORS is designed to offer great stability and handling dynamics while also reducing drivetrain complexity. The chassis, also known as the frame, is the main supporting structure of the vehicle to which all other components are attached. Most passenger cars today are uni-body construction, meaning their chassis and bodywork have been integrated into one another. This method simplifies production and assembly. We intend to build our vehicle on a similar platform utilizing the latest in metal, composite, and polymer technologies.

Our design also allows for reduced weight and lower drag coefficient, resulting in more efficient power utilization and performance. Additionally, by using a single rear tire powered by a state-of-the-art wheel hub motor, our design will provide easy access to the motor for repairs or replacement.

Features and options:

The three-wheeled vehicle is designed to have the same standard comfort and functional features customers have come to expect in modern motor vehicles: air conditioning, heat, AM/FM stereo, power windows, power door lock, airbags, auxiliary port(s), anti-lock brakes, and traction control. We intend to offer additional optional luxury features such as leather seats, all-wheel drive, upgraded battery options for further range, and various exterior body aesthetic add-ons. As currently contemplated, further specifications include:

- Rear wheel drive with wheel hub motor
- Lithium Ion battery 0 to 60 Mph in 5 seconds
- Charge with standard 110V or 240V (2X charge)
- Three battery range options: 50, 100, and 200 miles
- Five color options: White, Black, Blue, Silver or Red
- Driver and passenger airbags
- Touch screen tablet monitor
- Push button start

Engineering and Development

Our development process comprises seven stages:

- Concept Design
- Engineering Analysis
- Detailed Design and Initial Prototype
- Production Prototype
- Design Validation and Testing
- Production Tooling
- Manufacturing

We have made considerable progress through the first three stages of the vehicle's development, and are currently working with automotive engineers and designers in both the United States and Italy to finalize and refine our design.

We are also currently working to develop an initial prototype to be used to market the vehicle and to generate interest in pre-sales. We estimate this initial prototype will be ready for viewing in July 2017 with pre-sales beginning in August 2017. We hope to complete a production prototype and design validation and testing between February 2018 and June 2018. Once the design and validation testing is complete, we intend to commence designing and manufacturing the production tooling for contracted manufacturers to create our vehicles and components. We expect to engage in the production and tooling stage between July 2018 and February 2019.

Having bypassed investment in a cumbersome manufacturing infrastructure, once tooling is complete, we believe we will be positioned to begin assembling vehicles in April 2019.

Manufacturing / Production Plan

Our goal is to produce the highest quality vehicle at the lowest cost to the end customer. Rather than building and operating our own manufacturing facilities, which would require a significant capital investment, we are currently exploring bids and investigating options to contract with high quality

manufacturers already equipped to produce a majority of the vehicle parts, and assemble our vehicles. In addition, while we are designing and will have specially manufactured several key components including our proprietary wheel hub motor, in order to reduce development costs, we intend to use certain parts that already exist, rather than designing all new parts. We have made considerable progress towards identifying and procuring component and parts supply partners.

Sales and Service Model

Sales Model

We intend to sell Model SONDORS online. Our distribution model is designed to enable customers to choose specific options for their vehicles at the point-of-sale. Customers can then select from an extensive list of add-ons to customize their vehicles, and ultimately have the vehicle delivered directly to their home.

For individuals who prefer to see the car in person before making a purchase, our longer term vision includes having information centers staffed with personnel who can answer questions, provide test drives, and assist in the purchasing process. This streamlined approach to sales reduces the need for large and expensive sales infrastructure and distribution networks that currently predominate the automotive industry resulting in a potential cost savings for the customer.

Service

We intend to provide customer service and technical support for our electric vehicles. Because of the simplicity of the vehicle's design, we believe some customers may elect to do their own maintenance and repair. In these cases, we intend to deliver parts directly to the customer and provide detailed maintenance and repair instructions. We intend to design the vehicle so the average consumer can replace many components within minutes. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

Employees

We currently have no employees.

We use a team of approximately 15 engineers and designers who are independent contractors, and who under the direction of our CEO, are creating the designs for Model SONDORS. We also currently have a team of approximately 4 independent contractors who are performing marketing, public relations and advertising services.

As we expand our operations we anticipate our needs will change, at which time we intend to add additional contractors and agencies in the areas of marketing, sales, manufacturing, engineering and design.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

We hold a trademark for the use of the name "SONDORS" in connection with our business.

Indebtedness

On February 14, 2017, Storm Sondors, our sole officer and director, advanced us $105,000. The advance does not accrue any interest and is payable on demand.

Previous Offerings

Between February 20, 2017 and March 28, 2017, we sold 83,330 shares of common stock in exchange for $12.00 per share under Regulation Crowd Funding. The proceeds are being used primarily to fund the design and development of the Model SONDORS electric car prototype.

RISK FACTORS

An investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

If we cannot raise sufficient funds, we will not succeed or will require significant additional capital infusions.

We need additional funds in the future in order to grow, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. The terms of future capital infusions may include covenants that give creditors rights over our financial resources or sales of equity securities that will dilute the holders of our Common Stock.

Our auditor has issued a "going concern" opinion.

Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing.

To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our initial vehicle, establish relationships with manufacturing facilities to manufacture our vehicles and components, and begin selling our vehicles, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued.

Throughout 2017, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

We have a limited operating history and have yet to earn a profit or operating revenue, which makes it difficult to accurately evaluate our business prospects.

We have limited assets, limited operating history, and no operating revenue to date. We are still working on finalizing our prototype and it will be some time before we are in a position to begin producing or delivering our first vehicle. We have limited experience designing, testing, manufacturing, upgrading, adapting and selling electric vehicles as well as limited experience allocating our available resources among the design and production of the Model SONDORS. Thus, our proposed business is subject to all the risks inherent in new business ventures. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

Terms of subsequent financings may adversely impact your investment.

We will need to engage in common equity, debt, or preferred stock financing in the future. We are currently preparing to launch an offering of up to $20,000,000 in shares of our common stock pursuant to Regulation A. Your rights and the value of your investment in the common stock could be reduced as a result of subsequent offerings. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from the sale of common stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of common stock which we sell could be sold into any market which develops, which could adversely affect the market price.

Risks of borrowing.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have not yet manufactured Model SONDORS. Delays or cost overruns in the development of Model SONDORS and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in contracting manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

We may experience significant delays or other complications in the design, manufacture and launch of Model SONDORS and future vehicle models, which could harm our brand, business, prospects, financial condition and operating results.

We may experience significant delays or other complications in bringing to market new vehicles, such as Model SONDORS. Any significant delays or other complications in the development, manufacture and/or launch of the Model SONDORS or future vehicles, including, but not limited to, complications associated with launching our production or supply chain or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

We face significant barriers in our attempt to produce our vehicle, and if we cannot successfully overcome those barriers, our business will be negatively impacted.

We face significant barriers as we attempt to produce our vehicle. We do not yet have any prototypes and do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with manufacturers with excess capacity to manufacturer our vehicles and certain components. In addition, the motor vehicle industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing vehicles, long lead times to bring vehicles to market from the concept and design stage, the need for specialized design and development expertise, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and legal barriers to be successful.

Our long-term success will be dependent upon our ability to achieve market acceptance of our vehicles, including Model SONDORS, and any subsequent new vehicle models.

There is no guarantee that the Model SONDORS or any of our future vehicles will be successfully accepted by the general public. There is no guarantee that demand for the Model SONDORS will meet our expectations.

Developments and improvements in alternative technologies such as hybrid engines or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing vehicles with greater passenger and cargo capacities less expensive to operate, we may not be able to compete with manufacturers of such vehicles.

Demand in the vehicle industry is highly volatile.

Volatility of demand in the vehicle industry may materially and adversely affect our business prospects, operating results and financial condition. The markets in which we will be competing have been subject to considerable volatility in demand in recent periods. Demand for motor vehicle sales depends to a large extent on general, economic, political and social conditions in a given market and the introduction of new vehicles and technologies. As a new start-up electric vehicle company, we will have fewer financial resources than more established motor vehicle companies to withstand changes in the market and disruptions in demand.

We depend on key personnel and consultants.

Our future success depends on the efforts of key personnel and consultants, especially our founder, Storm Sondors. The loss of services of any key personnel or consultants may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel and consultants we require to develop and market the Model SONDORS and future vehicles, and conduct our proposed operations.

The unavailability, reduction or elimination of government and economic incentives in the U.S. and abroad, supporting the development and adoption of electric vehicles could have some impact on demand for our vehicles.

Electric vehicles such as ours, benefit from certain government and economic incentives supporting the development and adoption of electric vehicles. In the United States and abroad, such incentives include, among other things, tax credits or rebates that encourage the purchase of electric vehicles. Notably, the quantum of incentive programs promoting electric vehicles is a tiny fraction of the amount of incentives that are provided to gas-powered vehicles through the oil and gas industries. Nevertheless, even the limited benefits from such programs could be reduced, eliminated or exhausted. Although we believe this will have little to no impact on demand for our vehicles as we are a niche player, there may be a negative impact on demand for our future vehicles by certain purchasers.

We are subject to substantial regulation, which is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business and operating results.

Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition. Also, we are subject to laws and regulations applicable to the import, sale and service of motor vehicles internationally. For example, we will be required to meet vehicle-specific safety standards that are often materially different from U.S. requirements, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. These processes necessitate that foreign regulatory officials review and certify our vehicles prior to market entry. In addition, we must comply with regulations applicable to vehicles after they enter the market, including foreign reporting requirements and recall management systems. We will incur significant costs in complying with these regulations, and may be required to incur additional costs to comply with any changes to such regulations.

We may need to defend ourselves against patent or trademark infringement claims, which may be time-consuming and would cause us to incur substantial costs.

Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our vehicles or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following:

- cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property;
- pay substantial damages;
- seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all;
- redesign our vehicles or certain components; or
- establish and maintain alternative branding for our products and services.

We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.

Manufacturing internationally may cause problems and present risks.

We may seek to have our electric vehicles or certain components manufactured internationally. There are many risks associated with international business. These risks include, but are not limited to, language barriers, fluctuations in currency exchange rates, political and economic instability, regulatory compliance difficulties, problems enforcing agreements, and greater exposure of our intellectual property to markets where a high probability of unlawful appropriation may occur. A failure to successfully mitigate any of these potential risks could damage our business.

In addition, we are required to comply with all applicable domestic and foreign export control laws, including the International Traffic in Arms Regulations and the Export Administration Regulations. In addition, we may be subject to the Foreign Corrupt Practices Act and international counterparts that generally bar bribes or unreasonable gifts for foreign governments and officials. Violation of any of these laws or regulations could result in significant sanctions, which could reduce our future revenue and net income.

Because we may manufacture and sell a substantial portion of our vehicles abroad, our operating costs may be subject to fluctuations in foreign currency exchange rates. If the U.S. dollar weakens against the foreign currencies in which we denominate certain of our trade accounts payable, fixed purchase obligations and other expenses, the U.S. dollar equivalent of such expenses would increase. We can provide no assurances that we will not experience losses arising from currency fluctuations in the future, which could be significant.

If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing, sales and materials, our business, financial condition, operating results and prospects will suffer.

If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our vehicles relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture and sales of our vehicles. There can be no assurances that our costs of producing and delivering our vehicles will be less than the revenue we generate from sales at the time of the launch of such vehicle or that we will ever achieve a positive gross margin on sales of any specific vehicle.

We will incur significant costs related to contracting for the manufacture of our vehicles, procuring the materials required to manufacture our vehicles, assembling vehicles and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these products increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

If our vehicles fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our electric vehicles could be harmed.

Our vehicles may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal testing, we will have a limited frame of reference by which to evaluate the performance of our electric vehicles. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the vehicles prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles or their components prove to be defective. In addition, our electric vehicles may not perform consistent with customers' expectations or consistent with other vehicles currently available. Any product defects or any other failure of our vehicles to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

If we are unable to address the service requirements of our future customers our business will be materially and adversely affected.

If we are unable to successfully address the service requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the service we provide our customers will have a direct impact on the success of our future vehicles. If we are unable to satisfactorily service our customers, our ability to generate customer loyalty, grow our business and sell additional vehicles could be impaired.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results.

We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our vehicles at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components.

While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of vehicles. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The motor vehicle industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in personal injury or death. A successful

product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or prevent commercialization of other future vehicle candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

Limited Transferability and Liquidity.

Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

A majority of our Common Stock is owned by Storm Sondors, whose interests may differ from those of the other stockholders.

As of the date hereof, Storm Sondors, our sole officer and director, owns approximately 97.01% of the shares of our issued and outstanding Common Stock. Therefore, Mr. Sondors can control our management and affairs and most matters requiring stockholder approval, including, but not limited to, the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control, which may not be in the best interest of our other stockholders.

There is no current market for our shares

There is no established public trading market for the resale of our Common Stock, however, we do not have plans to apply for or otherwise seek trading or quotation of our Common Stock on an over-the-counter market. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares of Common Stock as collateral.

Projections: Forward Looking Information.

Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION

Overview

We were incorporated in Delaware on August 15, 2016. We were formed to design, develop, manufacture, and sell a fully electric three wheeled vehicle that offers zero tailpipe emissions.

Since our inception to today's date, we have been focused on design, development, and engineering of a working prototype.

Financial Statements

Our financial statements can be found at Exhibit A.

Results of Operations

We have not yet generated any revenues and we do not expect to do so until after completing the design and a production prototype of Model SONDORS, and we begin presales. From the period from our inception on August 15, 2016 through December 31, 2016, we incurred $41,323 in operating expenses. Our expenses consisted of advertising and marketing expenses in the amount of $33,300 and general and administrative costs of 8,023. We recorded a net loss of $42,123 for the period from inception on August 15, 2016 until December 31, 2016.

Liquidity and Capital Resources

As of December 31, 2016, our current assets consisted of cash in the amount of $830. Our current liabilities at December 31, 2016, totaled $800.

We received net proceeds of $933,740 from the sale of common stock in our Regulation CF Offering, which funds are being used primarily to fund the design and development of our initial prototype.

Prior to our Regulation CF raise, our operations were funded through capital provided by our directors and officers. Our ability to successfully execute our business plan is contingent upon us obtaining additional financing and/or upon realizing sales revenue sufficient to fund our ongoing expenses. Until we can sustain our ongoing operations through sales revenue, we intend to fund operations through debt and/or equity financing arrangements, which may be insufficient to fund our capital expenditures, working capital, or other cash requirements.

Plan of Operations

We are currently working to develop an initial prototype that we estimate will be complete in July 2017, to be used for marketing and to generate interest in pre-sales. We intend to seek $20,000,000 in funding from a Regulation A offering to complete the designs, a production prototype, design validation and testing, and for production tooling. Upon completion of these phases, we believe we will be positioned to move straight to collecting pre-orders and assembling vehicles.

We are in the process of refining our production plans with suppliers to start production in or around April 2019. The key milestones for this schedule are as follows:

July 2017 – August 2017

- $20,000,000 Regulation A offering underway
- Initial prototype complete

September 2017 - January 2018
- Release of concept design
- Complete engineering analysis
- Finalize design and engineering feasibility
- Begin taking pre-orders

February 2018 - June 2018
- Begin production prototype build
- Complete validation and testing

July 2018 - February 2019
- Complete production tooling

April 2019
- Begin manufacturing

The anticipated budgets required to achieve the milestones are provided in the table below:

Uses	Amount
Production Prototype Build	$ 1,600,000
Design Validation and Testing	$ 3,000,000
Production Tooling	$ 10,000,000
Other Expenses / Working Capital	$ 4,051,955
Salaries, General Admin, & Professional Fees	$ 300,000
Marketing & Advertising	$ 500,000
Total Uses	$19,451,955

The amounts that we actually spend for any specific purpose may vary significantly, and will depend on a number of factors including, but not limited to, the pace of progress of our development efforts, actual needs with respect to product testing, research and development, market conditions, and changes in or revisions to our marketing strategies, as well as any legal or regulatory changes which may ensue. You will be relying on the judgment of our management regarding the application of the proceeds of any sale of our common stock.

The actual completion of the final design of Model SONDORS, a production prototype, design validation and testing, and production tooling, and the arranging for the outsourced manufacturing of Model SONDORS, and our ability to collect pre-sales is unpredictable. Although we will undertake completion

of these milestones with commercially reasonable diligence, unforeseen circumstances could arise or circumstances may currently exist that we do not contemplate. Such circumstances may delay completion of one or more of the milestones described above, and/or require us to raise additional amounts to sustain us until we are able to achieve profitability. If we are unable to raise all of the funds we are seeking to raise in our contemplated Regulation A offering or any additional funds we may require, we may be required to scale back our development plans by reducing expenditures for production, consultants, marketing efforts, and other envisioned expenditures. This could hinder our ability to commercialize Model SONDORS.

If management is unable to implement our proposed business plan or employ alternative financing strategies, it does not presently have any alternative proposals. In that event, investors should anticipate that their investment may be lost and there may be no ability to profit from this investment.

We cannot assure you that our vehicle will be accepted in the marketplace, that we will ever earn revenues sufficient to support our operations or that we will ever be profitable. Furthermore, since we have no committed source of financing, we cannot assure you that we will be able to raise money as and when we need it to continue our operations. If we cannot raise funds as and when we need them, we may be required to severely curtail, or even to cease our operations.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name	Position	Dates of Service
Executive Officers:		
Storm Sondors	Chief Executive Officer, Treasurer, Secretary	Since inception
Director:		
Storm Sondors	Sole Director	Since inception

Our chief executive officer does not work full time for us, and spends time on his duties for other companies with which he is involved.

Storm Sondors, Chief Executive Officer, Treasurer, Secretary and Sole Director. Mr. Sondors is the founder and has served as our sole officer and director, since our inception. He also currently serves as the sole officer and director of Sondors, Inc., a Delaware corporation, which designs, develops, markets and sells electric bikes. Since June 2015, he has also served as sole officer and director of Sondors Inc., a California corporation, which previously designed, manufactured, developed, marketed and sold electric bikes, and lithium ion batteries and chargers for e-bikes, and which currently manufactures electric bikes for us. Between March 2017 and the present date, he has also served as the manager of Sondors Global, LLC, a California limited liability company, which holds certain patents, trademarks and other intellectual property. Between 2010 and the present, he has served as sole officer and director of Pacific Storm, Inc., a multi-brand company that previously designed, developed, produced and marketed various consumer products, including electric bikes.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Storm Sondors	2,700,000 shares common stock	97.01%

RELATED PARTY TRANSACTIONS

In August 2016, Storm Sondors, our sole officer and director, transferred us the designs and drawings for our prototype vehicle, however, did not receive any consideration in exchange.

On February 14, 2017, Mr. Sondors advanced us $105,000. The advance does not accrue any interest and is payable on demand.

In April 2017, Pacific Storm, Inc., a California corporation, which Mr. Sondors wholly owns and for which he serves as sole officer and director, transferred us the "SONDORS" trademark for electric cars, for no consideration.

OUR SECURITIES

Our authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share. As of the date of this Offering Circular, 2,783,330 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Common Stock

Voting Rights. The holders of the common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and Delaware General Corporation Law, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Regulation CF, the issuer has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Malibu, State of California, on April 18, 2017.

SONDORS ELECTRIC CAR COMPANY

By: /Storm Sondors/

      Name: Storm Sondors

      Title: Principael Executive Officer,

      Principal Financial Officer,Principal

      Accounting Officer,and Sole Director

FINANCIAL STATEMENTS

SONDORS ELECTRIC CAR COMPANY

FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED DECEMBER 31, 2016

Together with Independent Auditors' Report

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

Sondors Electric Car Company
Index to Financial Statements

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Sondors Electric Car Company

Report on the Financial Statements

We have audited the accompanying financial statements of Sondors Electric Car Company (the "Company") which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the period from August 15, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

dbbmckennon

Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To Board of Directors and Stockholders
Sondors Electric Car Company

Report on the Financial Statements

We have audited the accompanying financial statements of Sondors Electric Car Company (the "Company") which comprise the balance sheet as of December 31, 2016, and the related statements of operations, stockholders' equity, and cash flows for the period from August 15, 2016 ("Inception") to December 31, 2016, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sondors Electric Car Company as of December 31, 2016, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, certain conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

dbbMckennon

Newport Beach, CA
April 13, 2017

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756   P: 949.200.3280   F: 949.200.3281   www.dbbmckennon.com

Santa Monica   Newport Beach   San Diego

SONDORS ELECTRIC CAR COMPANY
BALANCE SHEET

	December 31, 2016	
Assets		
Current Assets		
Cash and equivalents	$	830
Total Current Assets		830
Total Assets	$	830
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	800
Total Current Liabilities		800
Commitments and Contingencies (Note 4)		
Stockholders' Equity		
Common stock: 10,000,000 shares authorized; $0.0001 par value;		
2,783,330 shares issued and outstanding		278
Additional paid-in capital		975,615
Subscription receivable		(933,740)
Accumulated deficit		(42,123)
Total Stockholder's Equity		30
Total Liabilities and Stockholders' Equity	$	830

See accompanying notes to the financial statements.

SONDERS ELECTRIC CAR COMPANY
STATEMENT OF OPERATIONS

	August 15, 2016 (Inception) to December 31, 2016
Revenue	$ -
Operating Expenses	
Advertising and marketing expenses	33,300
General and administrative expenses	8,023
Total Operating Expenses	41,323
Loss Before Income Taxes	(41,323)
Provision for income taxes	800
Net Loss	$ (42,123)
Basic and Diluted Loss per Common Share	$ (0.02)
Weighted Average Number of Common Shares Outstanding	2,700,000

See accompanying notes to the financial statements.

SONDERS ELECTRIC CAR COMPANY
STATEMENT OF CASH FLOWS

	August 15, 2016 (Inception) to December 31, 2016
Cash Flows From Operating Activities:	
Net loss	$ (42,123)
Changes in operating assets and liabilities:	
Income tax payable	800
Net Cash Used In Operating Activities	(41,323)
Cash Flows From Financing Activities:	
Contributed capital	41,153
Prodeeds from issuance of common stock	1,000
Net Cash Provided by Financing Activities	42,153
Net increase in cash	830
Cash and equivalents at beginning of period	-
Cash and equivalents at end of period	$ 830
Supplemental Cash Flow Information:	
Cash paid for interest	$ -
Cash paid for taxes	$ -

See accompanying notes to the financial statements.

| | Common Stock | | Additional | | | |
	Number of Shares Outstanding	Amount	Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total
Balance at August 15, 2016 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common shares	2,783,330	278	934,462	(933,740)	-	1,000
Contributed capital	-	-	41,153	-	-	41,153
Net loss	-	-	-	-	(42,123)	(42,123)
Balance at December 31, 2016	2,783,330	$ 278	$ 975,615	$ (933,740)	$ (42,123)	$ 30

See accompanying notes to the financial statements.

SONDERS ELECTRIC CAR COMPANY
STATEMENT OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Total
	Number of Shares Outstanding	Amount				
Balance at August 15, 2016 (Inception)	-	$ -	$ -	$ -	$ -	$ -
Issuance of common shares	2,783,330	278	934,462	(933,740)	-	1,000
Contributed capital	-	-	41,153	-	-	41,153
Net loss	-	-	-	-	(42,123)	(42,123)
Balance at December 31, 2016	2,783,330	$ 278	$ 975,615	$ (933,740)	$ (42,123)	$ 30

See accompanying notes to the financial statements.

NOTE 1 – NATURE OF OPERATIONS

Sondors Electric Car Company was incorporated on August 15, 2016 ("Inception") in the State of Delaware. The financial statements of Sondors Electric Car Company (the "Company") are prepared in accordance with accounting principles generally accepted in the United States of America. The Company's headquarters are located in Malibu, California.

The Company designs, develops, and intends to manufacture and sell its own electrical vehicle. The Company also intends to provide customer service and technical support for its electrical vehicles. In certain areas, mobile technicians capable of performing most inspections and repairs will be available.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
Preparation of the financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could ultimately differ from these estimates. It is reasonably possible that changes in estimates may occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016. Fair values of the Company's financial instruments were assumed to approximate carrying values because of the instruments' short-term nature.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from its intended operations. The development of the Company's product and service offerings are expected to take an extended amount of time to develop and may be subject to regulatory requirements. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and

worldwide along with governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse developments may also include: economic recessions, changes in electric automobile technology and infrastructure, government policy decisions and law changes, changes in consumer tastes and trends, and acceptance of its products in the marketplace. Like any new business, the Company faces challenges that come from early-stage branding and financing. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from the sale of products and services when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

The Company is currently developing its products and has not generated any revenue to date. Future revenue recognition policies may change based on the product and service offerings developed.

Advertising
The Company expenses advertising costs as incurred.

Income Taxes
The Company applies Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution, which it believes to be creditworthy, located in the United States of America. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Loss per Common Share
The Company presents basic loss per share ("EPS") and diluted EPS on the face of the statement of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options, warrants, and other convertible securities. For periods in which we incur a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the period ended December 31, 2016, the Company had no dilutive securities outstanding.

Recent Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-04, *Intangibles-Goodwill and Other (Topic 350)*. The ASU eliminates Step 2 of the goodwill impairment test, which requires determining the fair value of assets acquired or liabilities assumed in a business combination. Under the amendments in this update, a goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. This ASU is effective for annual periods beginning after December 15, 2019, and interim periods within those annual periods, with early adoption permitted. The adoption of this guidance by the Company is not expected to have a material impact on its financial statements.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. The guidance in this ASU supersedes the leasing guidance in Topic 840, Leases. Under the new guidance, lessees are required to recognize lease assets and lease liabilities on the balance sheet for those leases previously classified as operating leases. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expense for such leases generally on a straight-line basis over the lease term. This ASU is effective for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASU but does not expect the adoption of this guidance to have a material impact on its financial statements.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers*. Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under US GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective beginning January 1, 2018. The Company is currently evaluating the effect that the updated standard will have on its financial position and results of operations.

The FASB issues ASUs to amend the authoritative literature in the ASC. There have been a number of ASUs to date, including those above, that amend the original text of the ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact the Company's financial statements.

NOTE 3 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has not yet commenced revenue generating activities, incurred losses from operations, and had an accumulated deficit of $42,123 as of December 31, 2016. Losses are expected to continue until such time the Company can design, produce, and sell its product offerings. These matters raise substantial doubt about the Company's ability to continue as a going concern.

During the next twelve months, the Company intends to fund its operations through collection of the subscription receivable of $933,740 related to its Regulation Crowdfunding offering in 2016, which was received in 2017. The Company also intends to obtain additional equity financing through a Regulation A offering in 2017.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any, pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 10,000,000 shares of common stock with a $0.0001 par value. On August 15, 2016, the Company issued 2,700,000 shares of common stock to its founder for $1,000. Upon the closing of its Regulation Crowdfunding offering on December 31, 2016, the Company was required to issue 83,330 shares of common stock which were sold at $12.00 per share, for which a net subscription receivable of $933,740 was due as of December 31, 2016. Such funds were received in 2017. Funds received were net of offering costs of $66,260 paid in direct connection with the offering.

Contributed Capital
The Company's founder contributed $41,153 in additional paid-in capital to the Company during 2016 to pay advertising and marketing, legal, and accounting expenses associated with the Company's Regulation Crowdfunding offering.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the period ended December 31, 2016:

Current tax provision		
Federal	$	-
State		800
Total	$	800
Deferred tax provision (benefit)		
Federal	$	12,000
State		2,000
Valuation allowance		(14,000)
Total		-
Total provision for income taxes	$	800

Reconciliations of the U.S. federal statutory rate to the actual tax rate consist of the federal and state tax benefit at combined statutory rate of 34%, and a change in the valuation allowance of $14,000.

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31, 2016:

Deferred tax asset attributable to:		
Net operating loss carryover	$	14,000
Valuation allowance		(14,000)
Net deferred tax asset	$	-

Based on federal tax returns to be filed, through December 31, 2016, we had available approximately $41,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure. Net operating loss carryforwards start to expire 2036 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2016. The Company currently is not under examination by any tax authority.

NOTE 7 – SUBSEQUENT EVENTS

In 2017, the Company entered into a prototype design and development agreement with a third party. The agreement calls for total payments of $750,000 during the phased development. The $750,000 will be paid over four installments with the last installment due upon delivery of the prototype. To date, the Company has made payments totaling $450,000.

Subsequent to December 31, 2016, $105,000 was advanced from the Company's founder for operating capital. The advance is short-term, due on demand, and carries no interest.

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 13, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time that would have a material effect on the financial statements.